

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 31, 2019

Thomas A. Feil
President
Capital One Funding, LLC
1600 Capital One Drive
Room 27907A
McLean, Virginia 22102

> **Re:** **Capital One Funding, LLC**
> **Capital One Master Trust**
> **Capital One Multi-Asset Execution Trust**
> **Registration Statement on Form SF-3**
> **Filed January 9, 2019**
> **File Nos. 333-229174, 333-229174-01, and 333-229174-02**

Dear Mr. Feil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Michael H. Mitchell, Esq.
       Chapman and Cutler LLP

       Erik Rosenfeld, Esq.
       Capital One